Paris, April 30, 2008

Encouraging first-quarter 2008 results

Further positive Phase III results for eplivanserin

Adjusted EPS excluding selected items[1] :

€ 1.43, up 1.4%
$2.14, up 15.7%[2]

In order to give a representation of our underlying economic performance, we present and explain an adjusted1 income statement. We also report adjusted net income and adjusted EPS (excluding selected items) in U.S. dollars2 in order to facilitate comparisons with the majority of major pharmaceutical groups. The 2008 first-quarter income statement is provided in the Appendix 4. Consolidated net income for the first quarter of 2008 was €1,325 million, compared with €1,537 million for the first quarter of 2007.

Operating Results

•	Net sales: €6,937 million, up 0.8% on a comparable basis (-3.3% reported)

•	Net sales growth of 7.2%[3] for the Pharmaceuticals business, excluding the impact of generics of Ambien® IR in the United States and Eloxatin® in Europe[4], in line with previous quarters

•	Strong growth[3] for Plavix® (18.9%), Lovenox® (21.5%), Lantus® (30.8%), and Taxotere® (13.3%)

•	Ongoing cost control and adaptation measures

•	Adjusted net income excluding selected items: €1,883 million, or €1.43 per share

Research & Development

•	Positive results from GEMS, the third Phase III trial evaluating eplivanserin in sleep quality Filing for approval scheduled for the second half of 2008

•	Agreement with Dyax on a human monoclonal antibody and on Phage Display technology

Confirmation of 2008 Guidance

The first-quarter results support 2008 full-year guidance at constant euro/dollar parity (1.371), as announced on February 12 (see page 9).

[1]	See Appendix 1 for a definition of financial indicators, and Appendix 5 for a description of selected items
[2]	U.S. dollar figures obtained by translating euro-denominated figures at the average exchange rate for the period (Q1 2008: 1.500; Q1 2007: 1.311)
[3]	On a comparable basis
[4]	Excluding net sales of Ambien® IR in the United States and of Eloxatin® in Europe

Sanofi-aventis: www.sanofi-aventis.com Media Relations: Tel: +331.5377.4450 - e-mail: MR@sanofi-aventis.com Investor Relations: Tel: +331.5377.4545 - e-mail: IR@sanofi-aventis.com

2008 first-quarter net sales

Unless otherwise indicated, all sales growth figures in this press release are stated on a comparable basis[1].

Sanofi-aventis generated first-quarter net sales of €6,937 million, a rise of 0.8%. Exchange rate movements had an unfavorable effect of 4.5 points, mainly due to the U.S. dollar. Changes in Group structure had a favorable effect of 0.4 of a point, reflecting the consolidation of net sales of Myslee® and Ticlid® in Japan. On a reported basis, net sales fell by 3.3%.

Net sales by business segment – Pharmaceuticals

First-quarter net sales for the pharmaceuticals business were up 0.6% at €6,389 million. Net sales of the top 15 products were up 1.9% at €4,322 million, representing 67.6% of pharmaceuticals net sales against 66.8% for the comparable period of 2007.

Excluding the impact of the introduction of generics4 of Ambien® IR in the United States and Eloxatin® in Europe, the top 15 products would have achieved growth of 12.2%.

€ million	Q1 2008 net sales	Change on a comparable basis
Lovenox®	717	+21.5%
Plavix®	662	+18.9%
Lantus®	557	+30.8%
Taxotere®	484	+13.3%
Eloxatin®	342	-6.0%
Aprovel®	289	+11.2%
Stilnox®/Ambien®/Ambien CR®/Myslee®	210	-62.3%
Allegra®	204	+7.9%
Copaxone®	317	+18.3%
Tritace®	138	-34.9%
Amaryl®	92	0.0%
Depakine®	82	+10.8%
Xatral®	83	+5.1%
Actonel®	75	-1.3%
Nasacort®	70	-2.8%
TOTAL TOP 15	4,322	+1.9%
TOTAL TOP 15 excluding Eloxatin® in Europe and Ambien® IR in the USA	4,230	+12.2%

Net sales of other pharmaceutical products were down 1.8% at € 2,067 million.

Geographical split of consolidated net sales by product (Top 15)

Q1 2008 net sales (€ million)	Europe	Change on a comparable basis	United States	Change on a comparable basis	Other Countries	Change on a comparable basis
Lovenox®	215	+15.6%	424	+23.3%	78	+30.0%
Plavix®	440	+5.5%	49 (5)	+122.7%	173	+46.6%
Lantus®	168	+15.1%	327	+35.7%	62	+59.0%
Taxotere®	223	+13.2%	171	+14.0%	90	+12.5%
Eloxatin®	66	-39.4%	230	+5.0%	46	+27.8%
Aprovel®	223	+7.7%	—	—	66	+24.5%
Stilnox®/Ambien®/Ambien CR®/Myslee®	20	-9.1%	150	-69.7%	40	0.0%
Allegra®	12	-25.0%	84	+2.4%	108	+18.7%
Copaxone®	92	+17.9%	210	+19.3%	15	+7.1%
Tritace®	92	-22.7%	0	ns	46	-50.0%
Amaryl®	27	-15.6%	2	0.0%	63	+8.6%
Depakine®	55	+5.8%	—	—	27	+22.7%
Xatral®	40	-7.0%	26	+18.2%	17	+21.4%
Actonel®	48	-4.0%	—	—	27	+3.8%
Nasacort®	11	-15.4%	52	-1.9%	7	+16.7%

Comments by product

Lovenox®, the leading low molecular weight heparin on the market, continued to benefit from the extension of its use in medical prophylaxis in the United States. Net sales of the product were sharply up in the period by 21.5%, at €717 million, with strong performances in all three geographic regions.

Lovenox® was approved in January in Japan and launched in April. The product is indicated for the prevention of venous thromboembolism (VTE) in patients undergoing orthopedic surgery of the lower limbs such as total hip replacement, total knee replacement and hip fracture surgery.

Net sales of Lantus®, the world’s leading insulin brand, rose by 30.8% in the quarter to €557 million. In the United States, net sales advanced by 35.7% to €327 million. Sales growth is supported by the new disposable pen, LantusSoloSTAR®.

Taxotere® recorded similar growth in all three geographic regions. In the United States, sales growth was higher than in previous periods at 14.0% due to strong demand for the product as an adjuvant breast cancer treatment.

Ambien CR® posted net sales of €123 million in the United States. Net sales of Ambien® IR, which went off patent in the United States on April 20, 2007, totaled €26 million in Q1 2008 versus €363 million for the comparable period of 2007.

In Japan, sales of Myslee®, which have been consolidated by sanofi-aventis since January 1, 2008, were up 8.5% at €25 million.

In the United States, Eloxatin®, the market-leading colorectal cancer treatment as adjuvant and in the metastatic phase, recorded first-quarter net sales growth of 5.0% to €230 million. Total net sales of Eloxatin® were down 6.0% at €342 million due to the ongoing introduction of generic versions of the product in Europe, and especially in France. In the Other Countries region, the product recorded strong growth of 27.8%, to €46 million.

[5]	Sales of active ingredient to the US JV managed by BMS

The efficacy results from the EORTC (European Organization for Research and Treatment of Cancer) EPOC Intergroup study were published in the Lancet in March. These results showed that in eligible patients, Eloxatin® in combination with 5-fluorouracil/leucovorin (a chemotherapy regimen called FOLFOX4) significantly improved progression-free survival compared to surgery alone when given perioperatively (before and after surgery) to colorectal cancer patients with initially resectable liver metastases.

Net sales of Tritace®, affected by competition from generics in Canada and Europe, fell by 34.9% to €138 million.

Net sales of Acomplia® were €22 million.

In March, the National Institute for Health and Clinical Excellence (NICE) – the organization responsible for providing national guidance on the prevention and treatment of ill health in England and Wales – recommended the use of Acomplia ® within its licensed indications as an adjunct to diet and exercise for adults who are obese or overweight and who have had an inadequate response to, are intolerant of, or are contraindicated to other anti-obesity agents previously reviewed by NICE.

Xyzal®, a new prescription oral antihistamine, was launched by sanofi-aventis and UCB in the United States at the start of October 2007. The product reported 2008 first-quarter sales of €18 million. On February 19, UCB and sanofi-aventis announced that the U.S. Food and Drug Administration (FDA) had approved Xyzal® oral solution for the relief of seasonal and year round allergies and chronic idiopathic urticaria.

Worldwide presence1 of Plavix® / Iscover®

€ million	Q1 2008	Change on a comparable basis
Europe	461	+4.3%
United States	778	+44.6%
Other Countries	231	+32.0%
TOTAL	1,470	+27.3%

In the United States, sales of Plavix® (consolidated by Bristol Myers Squibb – BMS) reached $1,142 million in the first quarter, versus $789 million in the first quarter of 2007 when the product was still affected by the presence of a generic version.

In Europe, net sales of Plavix® were up 4.3% at €461 million, though sales are still being affected by Germany.

In addition, the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA) recently issued a positive opinion recommending approval of the 300mg tablet of Plavix®. This positive opinion from the CHMP must be ratified by the European Commission in the coming months before final approval.

In the Other Countries region, Plavix® reported a strong advance in sales of 32.0% to €231 million, supported by the product’s success in Japan (net sales of €28 million, compared with €4 million in the first quarter of 2007).

[1]	See Appendix 1 for a definition of financial indicators

Worldwide presence1 of Aprovel®/ Avapro®/ Karvea®

€ million	Q1 2008	Change on a comparable basis
Europe	245	+8.4%
United States	119	+8.2%
Other Countries	108	+22.7%
TOTAL	472	+11.3%

First-quarter worldwide sales of Aprovel®/Avapro®/Karvea® were up 11.3% at €472 million .

Net sales by business segment – Human Vaccines

First-quarter consolidated net sales for the Human Vaccines division rose by 2.8% to €548 million.

Menactra® was the main growth driver, with net sales up 48.1% at €99 million.

Net sales of AdacelTM (adult and adolescent tetanus-diphtheria-pertussis booster) rose by 8.9% to €66 million.

The overall growth rate for Q1 2008 was impacted by the timing of certain sales that will materialize in subsequent quarters (compared to 2007) and lower production yields of influenza vaccines for the southern hemisphere compared to last year, due to changes in the formulation.

In April, the U.S. Department of Health and Human Services (HHS) has accepted delivery of a new batch of H5N1 bulk vaccine antigen. Sanofi Pasteur has a multi-year contract with the HHS as part of its pandemic program and will receive for this new batch a payment of $192.5 million booked in the second quarter of 2008.

€ million	Q1 2008 net sales	Change on a comparable basis
Influenza Vaccines	45	-21.1%
Polio/Pertussis/Hib Vaccines	168	-2.9%
Meningitis/Pneumonia Vaccines	116	+45.0%
Adult Booster Vaccines	102	-10.5%
Travel & Other Endemics Vaccines	79	+2.6%
Other Vaccines	38	+18.8%
TOTAL	548	+2.8%

First-quarter sales at Sanofi Pasteur MSD, the joint venture with Merck & Co in Europe, increased by 87.4% on a reported basis to €279 million, boosted by the success of Gardasil®, the first vaccine against papillomavirus infections (which cause cervical cancer). Net sales de Gardasil® were € 162 million, compared with €23 million in the first quarter of 2007.

On February 13, 2008, sanofi pasteur announced that it had filed a centralized marketing authorization application with the European Medicines Agency (EMEA) for the first influenza vaccine delivered by an innovative intradermal (ID) microinjection system. The file was accepted for review by the EMEA.

Also in February 2008, sanofi pasteur announced the signing of an agreement with Statens Serum Institut for the development and marketing of a new tuberculosis vaccine.

Net sales by geographic region

€ million	Q1 2008 net sales	Change on a comparable basis
Europe	3,087	-0.7%
United States	2,170	-2.8%
Other Countries	1,680	+9.2%
TOTAL	6,937	0.8%

In Europe, the top line was adversely affected by a decline in net sales in France and Germany. The introduction of generics of Eloxatin® pared approximately 1.4% off growth for the period.

Net sales in the United States were 2.8% lower than in the first quarter of 2007, when Ambien® IR was not yet facing competition from generics. Excluding the impact of these generics, sales growth in the United States was 14.7%, in line with the performance recorded in the fourth quarter of 2007.

Net sales in the Other Countries region rose by 9.2%. Growth in the BRIC-M countries reached 12.5%.

2008 first-quarter adjusted consolidated income statement

In the first quarter of 2008, sanofi-aventis generated net sales of €6,937 million, down 3.3% on a reported basis (0.8% on a comparable basis).

Gross profit was €5,332 million. Other revenues rose by 10.9% to € 284 million, reflecting the strong performance of Plavix® in the United States. The ratio of cost of sales to net sales was 27.2%, 1.2 points higher than in the first quarter of 2007 (when Ambien® IR was not yet facing competition from generics).

Research and development expenses increased by 0.7% (or 4% excluding the effect of exchange rates).

Cost control led to a further reduction in the ratio of selling and general expenses to net sales, which fell to 25.7% compared with 26.1% in the first quarter of 2007. In absolute terms, selling and general expenses were 4.8% lower at €1,783 million. Excluding the effect of exchange rates, the reduction was 0.7%.

Operating income – current1 was 7.2% lower at €2,522 million. Excluding the effect of exchange rates, the decrease is about 1%.

The income statement includes a restructuring charge of €28 million (€20 million net of taxes), mainly relating to the adaptation of industrial facilities in France.

Net financial expenses were €17 million, compared with €32 million in the first quarter of 2007. Interest expense on debt was €44 million, versus €56 million in the first quarter of 2007.

Income tax expense was €733 million. The 2007 first-quarter comparative (€595 million) included a €223 million gain arising from the settlement of tax disputes. The effective tax rate is 29.6%.

The share of profits from associates was €234 million, compared with €159 million in the first quarter of 2007. The rise was mainly due to an increase in the share of after-tax profits from territories managed by BMS under the Plavix® and Avapro® alliance (€146 million, versus €99 million in the first quarter of 2007). The contribution from the Sanofi Pasteur MSD joint venture, boosted by the success of Gardasil®, was also higher.

Minority interests came to €115 million, versus € 112 million in the first quarter of 2007. This line includes the share of pre-tax profits paid to BMS from territories managed by sanofi-aventis (€111 million, versus €107 million in the first quarter of 2007).

Adjusted net income was €1,863 million, down 12.0%. Adjusted earnings per share (adjusted EPS) was € 1.41, 10.2% lower than the 2007 first-quarter figure (€1.57), based on an average number of shares outstanding of 1,320.8 million in the first quarter of 2008 and 1,351.1 million in the first quarter of 2007.

Adjusted net income excluding selected items (see Appendix 5), was €1,883 million, 1.4% lower than the 2007 first-quarter figure (€1,909 million), while adjusted EPS excluding selected items was €1.43, 1.4% up on the 2007 first-quarter figure (€1.41).

Expressed in U.S. dollars2, adjusted net income excluding selected items was $2,825 million, 12.9% up on the 2007 first-quarter figure, and adjusted EPS excluding selected items was $2.14, 15.7% up on the 2007 first-quarter figure.

Net debt stood at €4 billion at the end of the first quarter of 2008, compared with €4.2 billion at the end of 2007, after the repurchase of 17.95 million sanofi-aventis shares for a total of €0.9 billion. As of April 15, 2008, the total number of shares acquired under the share repurchase program stood at 51.4 million. The Board of Directors, at its meeting of April 29, 2008, decided to cancel all these shares.

[2]	U.S. dollar figures obtained by translating euro-denominated figures at the average exchange rate for the period (Q1 2008: 1.500; Q1 2007: 1.311)

The adjusted consolidated income statement is presented in Appendix 3.

Refer to Appendix 1 for a definition of adjusted net income, and Appendix 4 for a reconciliation of the consolidated income statement to the adjusted consolidated income statement.

2008 Guidance6

Barring major adverse events, sanofi-aventis expects 2008 full-year adjusted EPS excluding selected items 1 to grow around 7%, calculated at constant 2007 euro/dollar parity (1.371). Sensitivity to the euro/dollar exchange rate is estimated at 0.5% of growth for a 1-cent movement in the exchange rate.

[1]	See Appendix 1 for a definition of financial indicators, and Appendix 5 for a description of selected items.
[6]	Compared with adjusted EPS excluding selected items for 2007 of €5.17

Research and Development

Eplivanserin:: Sanofi-aventis announced today that the GEMS Phase III study shows that the 5-HT2A antagonist eplivanserin in development for the treatment of insomnia characterized by sleep maintenance difficulties/night-time awakenings significantly reduces WASO (Wake time After Sleep Onset) and the number of night-time awakenings reported by the patient at 6 and 12 weeks of treatment, versus placebo. An improvement of the quality of sleep was also observed in the study.

These results confirm those of the EPLILONG study (phase III study conducted in similar conditions ), which also showed that eplivanserin significantly reduces WASO and the number of night-time awakenings reported by the patient at 6 and 12 weeks, versus placebo and improves the quality of sleep.

The results of the GEMS study also confirm the product’s good tolerance profile versus placebo, with no residual effect on waking and with no rebound phenomenon nor withdrawal symptoms after treatment cessation, as already demonstrated in EPLILONG and EPOCH.

Sanofi- aventis also announces the results of the first phase III study (NOCTURNE) conducted with volinanserin (second 5-HT2A antagonist developed for the treatment of insomnia characterized by sleep maintenance difficulties / night-time awakenings) which showed that volinanserin significantly reduces WASO and the number of night-time awakenings (measured by polysomnography) at 3 and 6 weeks of treatment, versus placebo. The results also demonstrate the good safety profile of volinanserin versus placebo.Two other Phase III studies versus placebo are currently on-going.

Saredutant: the INDIGO study (EFC5574 in elderly) results on saredutant are also released today. The study did not reach significance versus placebo (same for the comparator).

It is notable that the effect size obtained in INDIGO is in the same range than that of the non-elderly population. The pooled analysis of all saredutant studies demonstrates a positive short term benefit on patients suffering from MDD as measured by the HAM- D score.

Results of the maintenance trial will be available in the second half of 2008. Trials associating saredutant with an SSRI are on-going.

As expected by its new MoA, saredutant lacks side effects frequently observed with current antidepressants. This was confirmed in the INDIGO elderly study.

Multaq®: the results of the ATHENA study, evaluating the potential benefits of Multaq® on morbidity and mortality, are due to be presented to the American Heart Rate Society in San Francisco on May 15, 2008 at 10.30 hours local time (19.30 hours CET).

Forward-Looking Statements

This presentation contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2007. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Recent Events

February 12, 2008	Announcement of the signature of agreements with Dyax for the human monoclonal antibody DX-2240 and Phage Display technology
February 13, 2008	Announcement that sanofi pasteur had filed a European marketing authorization application for the first influenza vaccine delivered by an intradermal microinjection system
February 14, 2008	Announcement of a signature of a collaborative research and license agreement between sanofi pasteur and Statens Serum Institut on the development and marketing of a new tuberculosis vaccine
February 19, 2008	Announcement by Sanofi-aventis and UCB of FDA approval of Xyzal® oral solution for the relief of seasonal and year round allergies and chronic idiopathic urticaria
February 26, 2008	Announcement by sanofi pasteur that six million doses of the StamarilTM yellow fever vaccine had been shipped to Latin America at the request of UNICEF to combat an epidemic
March 5, 2008	Announcement of a positive opinion from the Committee for Medicinal Products for Human Use of the European Medicines Agency, recommending approval of the 300mg tablet of Plavix®
March 7, 2008	Announcement that the AGM would be asked to approve the nomination and the reappointment of directors
March 13, 2008	Announcement that the FDA had authorized the fifth consecutive dose of Daptacel®
March 21, 2008	Results of the EPOC study (evaluating Eloxatin® in colorectal cancer patients with initially resectable liver metastases) published in the March 22 issue of the Lancet
March 26, 2008	Announcement that NICE was recommending the inclusion of Acomplia® in its guidance for England and Wales
April 1, 2008	Presentation of the results of the STRADIVARIUS study (evaluating the effect of Acomplia® on the accumulation of plaque in coronary arteries) to the American College of Cardiology (ACC)
April 15, 2008	Announcement of an investment of CAD 100 million in an R&D center in Canada to boost innovation in vaccine research for global health
April 28, 2008	Announcement of a shipment of H5N1 bulk vaccine to the U.S. Department of Health and Human Services for an amount of $192.5 million
April 29, 2008	Presentation of the results of ADAGIO-Lipids (evaluating Acomplia® on patients with abdominal obesity and with the high triglyceride – low HDL-cholesterol dyslipidemia) at the Annual meeting of the European Atherosclerosis Society

Financial Timetable

May 14, 2008	Shareholders’ Annual General Meeting
July 31, 2008	2008 second-quarter net sales and results
October 31, 2008	2008 third-quarter net sales and results

Appendices

List of appendices

Appendix 1: Explanatory Notes/Financial Indicators

Appendix 2: 2008 first-quarter net sales by product

Appendix 3: 2008 first-quarter adjusted consolidated income statement

Appendix 4: 2008 first-quarter reconciliation of consolidated income statement to adjusted consolidated income statement

Appendix 5: Trends in selected items in the adjusted income statement

Appendix 1: Explanatory Notes/Financial Indicators

Comparable net sales

When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate movements and changes in Group structure (acquisitions and divestments of interests in entities and rights to products, and changes in consolidation method for consolidated entities).

We exclude the impact of exchange rates by recalculating sales for the prior period on the basis of exchange rates used in the current period. We exclude the impact of acquisitions by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition.

Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

For a change in consolidation method, the prior period is recalculated on the basis of the method used for the current period.

Reconciliation of 2007 first-quarter net sales to 2007 first-quarter comparable net sales

€ million	Q1 2007
Q1 2007 net sales	7,177
Impact of changes in Group structure	28
Impact of exchange rates	(324)
Q1 2007 comparable net sales	6,881

Worldwide presence of a product

When we refer to the “worldwide presence” of a product, we mean our consolidated net sales of that product, minus sales of the product to our alliance partners plus non-consolidated sales made through our alliances with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel) and Aprovel®/Avapro®/Karvea® (irbesartan), based on information provided to us by our alliance partner.

Operating income – current

We define “operating income – current” as operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation.

Adjusted net income

We define “adjusted net income” as accounting net income after minority interests adjusted to exclude (i) the material impacts of the application of purchase accounting to acquisitions and (ii) acquisition-related integration and restructuring costs. We believe that eliminating these impacts from net income gives investors a better understanding of the underlying economic performance of the combined Group.

The material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, are as follows:

•	charges arising from the remeasurement of inventories at fair value, net of tax;

•	amortization/impairment expense generated by the remeasurement of intangible assets, net of tax;

•	any impairment of goodwill.

We also exclude from adjusted net income any integration and restructuring costs (net of tax) that are specific to the acquisition of Aventis by sanofi-aventis.

€ million	Q1 2008 Consolidated financial statements (unaudited)	Q1 2008 Adjusted consolidated financial statements (unaudited)
Net sales	6,937	6,937
Net income (after minority interests)	1,325	1,863
Basic EPS	1.00	1.41

Appendix 2: 2008 first-quarter net sales by product

€ million	Q1 2008 net sales	Q1 2007 comparable net sales	Q1 2007 reported net sales
Lovenox®	717	590	634
Plavix®	662	557	569
Lantus®	557	426	458
Taxotere®	484	427	449
Eloxatin®	342	364	393
Aprovel®	289	260	264
Stilnox®/Ambien®/Ambien CR™/Myslee®	210	557	606
Allegra®	204	189	201
Copaxone®	317	268	289
Tritace®	138	212	211
Amaryl®	92	92	94
Depakine®	82	74	76
Xatral®	83	79	82
Actonel®	75	76	78
Nasacort®	70	72	79
TOTAL Top 15	4,322	4,243	4,483
Other products	2,067	2,105	2,127
TOTAL Pharmaceuticals	6,389	6,348	6,610
Vaccines	548	533	567
TOTAL Net sales	6,937	6,881	7,177

Appendix 3: 2008 first-quarter adjusted consolidated income statement (unaudited)

€ million	Q1 2008 adjusted consolidated income statement	as % of net sales	Q1 2007 adjusted consolidated income statement	as % of net sales	% change
Net sales	6,937	100.0%	7,177	100.0%	-3.3%
Other revenues	284	4.1%	256	3.6%	+10.9%
Cost of sales	(1,889)	(27.2%)	(1,864)	(26.0%)	+1.3%
Gross profit	5,332	76.9%	5,569	77.6%	-4.3%
Research and development expenses	(1,089)	(15.7%)	(1,081)	(15.1%)	+0.7%
Selling and general expenses	(1,783)	(25.7%)	(1,873)	(26.1%)	-4.8%
Other current operating income/expenses	104	—	137	—	-24.1%
Amortization of intangibles	(42)	—	(33)	—	+27.3%
Operating income – current*	2,522	36.4%	2,719	37.9%	-7.2%
Restructuring costs	(28)	(0.4%)	(22)	(0.3%)	—
Impairment of PP&E and intangibles	—	—	—	—	—
Gain/loss on disposals, and litigation	—	—	—	—	—
Operating income	2,494	36.0%	2,697	37.6%	-7.5%
Financial expenses	(78)	(1.1%)	(83)	(1.2%)	-6.0%
Financial income	61	0.8%	51	0.7%	19.6%
Income before tax and associates	2,477	35.7%	2,665	37.1%	-7.1%
Income tax expense	(733)	(10.5%)	(595)	(8.2%)	+23.2%
Reported tax rate	29.6%	—	22.3%	—	—
Share of profit/loss of associates	234	3.4%	159	2.2%	+47.2%
Minority interests	(115)	(1.7%)	(112)	(1.6%)	+2.7%
Net income after minority interests	1,863	26.9%	2,117	29.5%	-12.0%
Average number of shares outstanding (million)	1,320.8		1,351.1
Earnings per share (in euros)	1.41		1.57		-10.2%

*	Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains/losses on disposals, and litigation

Appendix 4: 2008 first-quarter reconciliation of consolidated income statement to adjusted consolidated income statement (unaudited)

The adjustments to the income statement reflect the elimination of material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, amounting to €538 million net of deferred taxes (with no cash impact for the Group).

€ million	Q1 2008 Consolidated	Adjustments	Q1 2008 Adjusted consolidated
Net sales	6,937		6,937
Other revenues	284		284
Cost of sales	(1,889)		(1,889)
Gross profit	5,332		5,332
Research and development expenses	(1,089)		(1,089)
Selling and general expenses	(1,783)		(1,783)
Other current operating income/expenses	104		104
Amortization of intangibles	(861)	819(a)	(42)
Operating income – current*	1,703	819	2,522
Restructuring costs	(28)		(28)
Impairment of PP&E and intangibles	—		—
Gain/loss on disposals, and litigation	—		—
Operating income	1,675	819	2,494
Financial expenses	(78)		(78)
Financial income	61		61
Income before tax and associates	1,658	819	2,477
Income tax expense	(432)	(301),(b)	(733)
Share of profit/loss of associates	214	20(c)	234
Minority interests	(115)		(115)
Net income after minority interests	1,325	538	1,863
Average number of shares outstanding (million)	1,320.8		1,320.8
Earnings per share (in euros)	1.00	0.41	1.41

*	Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains/losses on disposals, and litigation

The material impacts of the application of purchase accounting to acquisitions (primarily the acquisition of Aventis) on the 2008 first-quarter consolidated income statement are:

a)	An amortization charge of €819 million against intangible assets. This adjustment has no cash impact on the Group.

b)	Deferred taxes of €301 million generated by the €819 million amortization charge taken against intangible assets.

c)	In “Share of profit/loss of associates”, a reversal of €20 million relating to the amortization of intangible assets, net of tax. This adjustment has no cash impact on the Group.

Appendix 5: Trends in selected items in the adjusted income statement, net of tax

€ million	Q1 2008	Q1 2007
Restructuring costs	(20)	(15)
Gain/loss on disposals	—	—
Provisions for financial instruments, litigation, tax inspections & other items	—	223[1]
TOTAL net of tax	(20)	208

[1]	Tax risks/settlement of tax disputes: €223 million